Exhibit (a)(16) PRESS RELEASE

Radyne ComStream Announces Offer to Raise Bid
for Wegener Corporation

Requires that Wegener’s Board rescind recent anti-takeover actions, including huge “golden parachutes” and “poison pill"

PHOENIX, AZ – May 13, 2003 — Radyne ComStream Inc. (Nasdaq: RADN; Warrants: RADNW), announced today that it has offered to raise its bid for Wegener Corporation by the estimated severance payouts for senior management just approved by Wegener’s Board of Directors. The payouts were approved after Radyne had sought to negotiate a business combination with Wegener, and after Radyne had announced its premium bid for the stock of Wegener. Radyne will raise its bid by $1.05 million if Wegener’s management will rescind their newly adopted “golden parachutes,” and the Wegener Board will redeem its recently adopted “poison pill” and approve the tender offer and subsequent merger that Radyne has proposed. Currently, Radyne’s bid is $1.55 per share, a full 70% higher than the trading price before the offer. Radyne said it would increase the bid by up to $1.05 million in the aggregate, or up to $1.635 per share (80% above the pre-offer trading price) if its conditions are met.

Bob Fitting, Radyne’s CEO stated, “It is unfortunate that, to date, the Board and management have placed their interests ahead of the stockholders of Wegener. We believe that by offering to raise the bid by what we believe approximates the payouts due the three senior officers of the company under recently adopted golden parachute agreements, the Board and management will have a second chance to do the right thing for their stockholders.”

Mr Fitting added, “Of course, because the amount of the payouts was never disclosed, we have made an estimate of these amounts based on the limited data that has been provided to the public. The potential payouts could be much higher. We are not promising to raise our offer above the $1.05 million estimate and we are hopeful for their stockholders’ sake that Wegener’s management did not agree to accept even more than these amounts in the face of our premium offer.”

Radyne noted that Wegener recently criticized Mr. Fitting for having severance provisions in his employment agreement. Radyne noted that approximately 65% of its stock is owned by a single stockholder and its affiliates, representatives of which approved Mr. Fitting’s employment agreement. Mr. Fitting stated: “Even if Wegener will not rescind the golden parachute agreements, then why doesn’t it put them to a vote of the disinterested stockholders and let them decide if the agreements of senior management are critical to the company?”

Notice for Wegener Stockholders

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal, each of which were filed with the Securities and Exchange Commission on April 23, 2003. Wegener stockholders and other interested parties are urged to read Radyne ComStream’s tender offer statement and other relevant documents filed with the SEC because they will contain important information. Investors and stockholders may obtain a free copy of these statements and other relevant documents at the SEC’s Web site, www.sec.gov, or from Radyne ComStream Inc. at 3138 East Elwood Street Phoenix, AZ 85034, Attn: Investor Relations.

About Radyne ComStream

Radyne ComStream designs, manufactures, sells, integrates and installs products, systems and software used for the transmission and reception of data and video over satellite, microwave and cable communication networks. The company, through its Tiernan subsidiary (www.tiernan.com), is a supplier of HDTV and SDTV encoding and transmission equipment. Its Armer subsidiary (www.armercom.com) provides innovative solutions for the integration and installation of turnkey communications systems. The company has offices in the U.S. located in Phoenix, San Diego and Boca Raton, and internationally in Singapore, Beijing, Jakarta and London. The company also has sales and/or service centers in Sao Paulo, Bangalore, Shanghai and Moscow. For more information visit our web site at www.radn.com.

Contact: Rich Johnson, Chief Financial Officer, Radyne ComStream, 602.437.9620

Safe Harbor Paragraph for Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”) and Radyne ComStream claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “intends” or “anticipates,” and do not reflect historical facts. Specific forward-looking statements contained in this press release include, but are not limited to those that relate to consummation of the tender offer and any subsequent merger, together with any other statements that are not historical. These statements are based on management’s current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied, and the application of certain anti-takeover provisions contained in Wegener Corporation’s Certificate of Incorporation and in the Delaware General Corporation Laws. Radyne ComStream wishes to caution the reader that these factors, as well as other factors described in Radyne ComStream’s SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

Other factors that may affect forward-looking statements and the Company’s business generally include but are not limited to:

•	Radyne ComStream’s failure to obtain at least a majority of Wegener’s outstanding shares of common stock in the tender offer;

•	Radyne ComStream’s inability to remove or overcome defensive measures that are currently existing or that are implemented by Wegener’s board of directors;

•	Prospects of the international markets and global economy given that Radyne ComStream depends heavily on international sales.

•	A downturn in the evolving telecommunications and Internet industries.

•	Risk factors and cautionary statements made in Radyne ComStream’s Annual Report on Form 10-K for the period ended December 31, 2002.

•	The effect that acts of international terrorism may have on Radyne ComStream’s ability to ship products abroad.

•	Other factors that Radyne ComStream is currently unable to identify or quantify, but may exist in the future.

Forward-looking statements speak only as of the date the statement was made. Radyne ComStream does not undertake and specifically declines any obligation to update any forward-looking statements.

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